EXHIBIT 16.1

October 16, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated October 13, 2003, of Commerce One, Inc. and are in agreement with the statements contained in the first and third sentences in paragraph 1 and paragraphs 2 and 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP